Exhibit 99.1

MAMMA.COM LAUNCHES DESKTOP SEARCH POWERED BY
COPERNIC SEARCH FEATURES INCLUDE: EMAIL, CONTACTS, PDF,
MULTI-MEDIA; SUPPORTS INTERNET EXPLORER, FIREFOX AND
NETSCAPE

Montreal, Canada, January 31, 2006 – Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), a leader in Internet search and online advertising, today announced that it has launched a free desktop search application powered by Copernic Technologies Inc. The downloadable application enables users to search their computers for most popular file types.

On December 22, 2005, the Company announced the acquisition of Copernic Technologies Inc.

“Desktop search is a powerful search tool, providing users with an organized snapshot of the files on their computer, saving them time in locating documents and ultimately increasing productivity in their day,” said Guy Fauré, President and CEO of Mamma.com. “This made it the natural first step for a product release for Mamma.com after completing the acquisition,” added Guy Fauré.

In addition to searching computer files, multi-media and emails, Mamma Desktop Search is the first application of its kind to search the deep web. It has built-in capabilities to search the Mamma Deep Web Health Search Engine so users can access their favorite health search engine right from their desktop.

Guy Fauré added, “We are very proud to bring the power and ease of desktop search to our search engine users. To be able to offer a tool powered by technology that has received numerous rave reviews and awards from CNET, PC World, Slate Magazine, the University of Wisconsin E-Business Consortium, the American Library Association and others is a great moment for us.”

Mamma Desktop Search is free and available at http://www.mamma.com/desktopsearch It is currently available for Windows 98 and later and Internet Explorer 5.0 and later, and Firefox 1.0 and later.

About Mamma.com Inc.

Mamma Media Solutions™ is a leading provider of award winning search technology for both the Web and desktop space, delivered through it’s properties, www.mamma.com and www.copernic.com respectively. The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com The Mother of All Search Engines® is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, Copernic Technologies develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005.

More information can be found at www.mammamediasolutions.com and www.copernic.com

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Deborah Kilpatrick
Product Marketing Manager
Mamma.com Inc.
Telephone Toll Free: (888) 844-2372
Telephone Local: (514) 908-4325
Email: deborah@mamma.com
Web site: www.mammainc.com